UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cheniere Energy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

16411R208

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16411R208	Page 2 of 7

1	Names of reporting persons Temasek Holdings (Private) Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 0*
	7	Sole dispositive power 0
	8	Shared dispositive power 0*
9	Aggregate amount beneficially owned by each reporting person 0*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0.0%*
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.

CUSIP No. 16411R208	Page 3 of 7

1	Names of reporting persons Fullerton Fund Investments Pte Ltd
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 0*
	7	Sole dispositive power 0
	8	Shared dispositive power 0*
9	Aggregate amount beneficially owned by each reporting person 0*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0.0%*
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.

CUSIP No. 16411R208	Page 4 of 7

1	Names of reporting persons Havelock Fund Investments Pte Ltd
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 0*
	7	Sole dispositive power 0
	8	Shared dispositive power 0*
9	Aggregate amount beneficially owned by each reporting person 0*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0.0%*
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.

Item 1(a).	Name of Issuer:

The name of the issuer is Cheniere Energy, Inc. (“Cheniere”), a corporation incorporated under the laws of the State of Delaware.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

700 Milam Street, Suite 800, Houston, Texas 77002

Item 2(a).	Name of Person Filing:

The persons filing this report are:

(1)	Temasek Holdings (Private) Limited (“Temasek Holdings”);

(2)	Fullerton Fund Investments Pte Ltd (“Fullerton”); and

(3)	Havelock Fund Investments Pte Ltd (“Havelock”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of Temasek Holdings, Fullerton and Havelock is 60B Orchard Road, #06-18, The Atrium@Orchard, Singapore 238891.

Item 2(c).	Citizenship:

Each of Temasek Holdings, Fullerton and Havelock is a corporation organized under the laws of the Republic of Singapore.

Item 2(d).	Title of Class of Securities:

This report relates to the common stock of Cheniere (the “Ordinary Shares”).

Item 2(e).	CUSIP Number:

The CUSIP number of the Ordinary Shares is 16411R208.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2013, Havelock ceased to directly own any Ordinary Shares. Havelock is directly, wholly owned by Fullerton, and Fullerton is directly, wholly owned by Temasek Holdings.

(b)	Percent of class:

0.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 0.

Item 5.	Ownership of Five Percent or Less of a Class.

☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 10, 2014

TEMASEK HOLDINGS (PRIVATE) LIMITED(1)

By:	/s/ Choo Soo Shen Christina
	Name:	Choo Soo Shen Christina
	Title:	Authorized Signatory

FULLERTON FUND INVESTMENTS PTE LTD(1)

By:	/s/ Chia Yue Joo Lena
	Name:	Chia Yue Joo Lena
	Title:	Director

HAVELOCK FUND INVESTMENTS PTE LTD(1)

By:	/s/ Leow Li San Serene
	Name:	Leow Li San Serene
	Title:	Director

(1)	This amendment is being filed jointly by Temasek Holdings (Private) Limited, Fullerton Fund Investments Pte Ltd and Havelock Fund Investments Pte Ltd pursuant to the Joint Filing Agreement dated May 18, 2012 and included with the signature page to Temasek Holdings (Private) Limited’s Schedule 13G with respect to the Issuer on May 18, 2012, SEC File No. 005-46413/12854135, and incorporated by reference herein.